UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Resideo Technologies, Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-38635	82-5318796
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File No.)	(I.R.S. Employer Identification Number)

16100 N 71st Street, Suite 550 Scottsdale, Arizona		85254
(Full Mailing Address of Principal Executive Offices)		(Zip Code)

Jeannine J. Lane

Executive Vice President, General Counsel and Corporate Secretary

(480) 573-5340

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _________________.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report.

A copy of Resideo Technologies, Inc.’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at https://investor.resideo.com/financials/sec-filings/default.aspx.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as an exhibit hereto.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 — Exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 26, 2022	RESIDEO TECHNOLOGIES, INC.

	By:	/s/ Jeannine J. Lane
Jeannine J. Lane
Executive Vice President, General Counsel and Corporate Secretary